Confidential Treatment Requested by Fortress Transportation and Infrastructure Investors LLC
Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN
OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL
TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH
HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

September 15, 2017

VIA HAND AND EDGAR

Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-37386

Dear Mr. O’Brien,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company” or “FTAI”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated August 28, 2017 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017 (the “2016 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2016 10-K.

Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 5

Our Portfolio, page 8

Jefferson Terminal, page 8

1.
We note your disclosure stating that you are currently developing a large multi-modal crude oil and refined products handling terminal at the Port of Beaumont, Texas and direct pipeline connections to local refineries. Please expand your disclosure to include the estimated completion dates of the terminal and pipeline connections.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 15, 2017

Response

We respectfully acknowledge the Staff’s comment and will include in future filings disclosure substantially similar to the disclosure set forth below (see blackline text and underlined text for proposed changes to page 8).

Jefferson Terminal

In August 2014, we and certain other Fortress affiliates purchased substantially all of the assets and assumed certain liabilities of Jefferson Terminal, a Texas-based group of companies developing crude oil and refined products logistics assets. As of December 31, 2016, our equity interest in Jefferson is approximately 60%, and other affiliates of Fortress own an additional approximately 20%.

Jefferson Terminal is located on approximately 250 acres of land at the Port. Today, Jefferson leases 196 acres from the Port under three separate leases. The three leases have 50 year terms that terminate in June 2062 (20 acres), August 2063 (31 acres), and January 2065 (145 acres). As part of the leases, Jefferson has been granted the concession to operate as the sole handler of liquid hydrocarbons at the Port. Jefferson does not own any land at Jefferson Terminal, but does own the equipment and leasehold improvements carried out as part of the Jefferson Terminal build-out.

Jefferson is ~~currently~~ developing a large multi-modal crude oil and refined products handling terminal at the Port of Beaumont, Texas (the “Port”) and also owns several other assets involved in the transportation and processing of crude oil and related products. Today, Jefferson Terminal has approximately 1.85 million barrels of storage tanks in operation or under construction, the majority of which are committed to customer under contracts. As the Company secures new storage/handling contracts, we expect to expand storage capacity and/or develop new assets.  The timing of the ultimate development of Jefferson Terminal will be dependent, in part, on the pace at which contracts are executed as well as the amount of volume subject to such contracts.  ~~The majority of Jefferson’s revenues is expected to be derived from operations at Jefferson Terminal.~~  Jefferson Terminal has a unique combination of direct rail service from three Class I railroads, barge docks and deep water ship loading capacity, capabilities to handle multiple types of products including ethanol, refined products and both free-flowing crude oil ~~including free-flowing crude as well as~~ and bitumen, and a prime location close to Port Arthur and Lake Charles, which are home to refineries with over 2.2 million barrels per day of capacity.

Jefferson Terminal’s prime location and excellent transportation connectivity make it ideally suited to provide logistics solutions to local refineries, including blending, storage and delivery of crude oil, ethanol~~, propane~~ and refined products. Heavy and extra heavy crude from western Canada (extra heavy crude is predominantly known as ‘bitumen’) is in especially high demand in the Gulf Coast because refineries in the area are configured to handle heavier blends of crude (previously sourced almost exclusively from Mexico and Venezuela) than those in other parts of the U.S. Canadian bitumen ~~offers Gulf Coast refineries an excellent feedstock, which~~ is generally most cheaply and easily transported by rail rather than pipeline because of its high viscosity. Jefferson Terminal is one of only a few terminals in the Gulf that has the heated system capabilities to handle this type of heavy crude.  As the production of Western Canadian crude oil grows in excess of existing pipeline capacity, demand for crude-by-rail to the U.S. Gulf Coast is expected to increase.  Ethanol production and exports continue to expand both domestically and internationally leading to more storage and logistics opportunities.  As countries establish mandates on ethanol use or raise the required ethanol percentages in blends, new export opportunities for U.S. producers are likely to emerge and therefore, increase storage and shipping opportunities.  Refined products opportunities for storage and logistics are expected to be positively impacted from Mexico deregulating its imports of both gasoline and diesel.  Mexico’s imported supply of both gasoline and diesel increased from 23% in 2006 to 54% in 2016 as output from Mexican refineries has fallen.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 15, 2017

Jefferson Terminal operates a light oil unloading track (the “Light System”), which has the capacity to handle up to two unit trains (240 cars) per day of light, free-flowing crude, and the heavy oil unloading track (the “Heavy System”), which has the capacity to unload up to one unit train (120 cars) per day of heavy crude or bitumen requiring heating. In addition, Jefferson Terminal has two truck unloading bays, capable of handling approximately 50 trucks, each carrying 170 barrels, per day. In aggregate, including rail and truck handling, Jefferson Terminal has a total unloading capacity of 230,000 barrels per day, and storage tanks with capacity to hold approximately 700,000 barrels. The Company is constructing crude, refined products and ethanol storage of 1.15 million barrels to bring total capacity to 1.85 million barrels of storage, and we currently expect such construction be complete by the end of the fourth quarter of 2017. Completion of construction is subject to a number of factors, certain of which are beyond our control, and there can be no assurance that we will not experience a delay. Today, crude oil is brought into Jefferson Terminal by rail or truck and then either held in storage, or loaded directly onto a barge for transportation to one of the local refineries or larger storage hubs. We also have the ability to unload or load directly from or to an ocean-going vessel (up to Aframax size), which allows our customers to export crude oil. We are currently developing direct pipeline connections to local refineries, which will provide them with a lower cost of transportation to and from Jefferson Terminal.  To date, we have completed engineering plans for all such construction.  Once we execute formal contracts with a customer, we estimate pipeline construction will take from 15 to 18 months dependent on the final specifications of each project.

In addition to Jefferson Terminal, Jefferson owns several other energy and transportation-related assets, including 300 tank railcars; a gas processing and condensate stabilization plant; pipeline rights-of-way; and an additional private marine terminal property that can be developed to load refined petroleum products onto barges. These assets represent additional opportunities to generate stable, recurring cash flow and can be developed in the future to take advantage of the growing demand for crude oil transportation and processing assets. Over the next twelve months, we expect to invest equity capital to fund working capital needs and future construction as new contracts, which may require additional infrastructure, are executed.

2.
We note your disclosure stating that in 2016, Jefferson Gulf Coast Energy Partners, a subsidiary of the Company, formed a joint venture to construct and operate an ethanol distribution hub at the Jefferson Terminal, and construction of Phase I is currently expected to be completed in the second half of 2017. Please expand your disclosure to include the number of phases, as well as a description of the work to be performed and estimated completion date of each phase.

Response

We respectfully acknowledge the Staff’s comment and will include in future filings disclosure substantially similar to the disclosure set forth below (see blacklined text and underlined text for proposed changes to page 9).

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 15, 2017

Furthermore, in 2016, Jefferson Gulf Coast Energy Partners, a subsidiary of the Company, formed a joint venture to construct and operate an ethanol distribution hub at Jefferson Terminal. The ethanol hub will have direct access to multiple transportation options including Aframax vessels for export, inland and coastwise barges, trucks, and unit trains with direct mainline service from the Union Pacific, BNSF and KCS railroads. Initial ~~Phase I~~ development will leverage existing infrastructure at Jefferson Terminal, and is expected to include approximately 550,000 barrels of storage, with expansion potential for up to 1,000,000 barrels. Construction of the initial 550,000 barrels of storage ~~Phase I~~ is currently expected to be completed in the second half of 2017.  We intend to add additional storage capacity based on further contracts secured as terminal operations grow.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Application of Critical Accounting Policies, page 83

Goodwill, page 84

3.
Given the amount of goodwill and intangible assets in your Jefferson Terminal segment, and the segment losses it has incurred in each of the past three fiscal years, please provide us with your impairment analysis for both of these assets as of December 31, 2016 according to the guidance in ASC 350-20-35 and 350-30-35-14, with quantification and support for all key assumptions.

Response

[***]

4.
Please expand your disclosure to quantify and discuss in further detail all key assumptions made in determining the fair value of Jefferson Terminal goodwill and intangible assets, and disclose the period in which you expect the segment to begin consistently generating positive cash flows.

Response

We respectfully acknowledge the Staff’s comment and will include in future quarterly and annual filings disclosure substantially similar to the disclosure set forth below (see blacklined text and underlined text for proposed changes to page 85).  Regarding intangible assets, as noted above in response #3, the Company believes no events or changes in circumstances exist that may indicate that the carrying value of the intangible assets may not be recoverable.  We respectfully inform the Staff that these intangible assets are not at risk of impairment and do not require additional disclosures.

Goodwill —Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisitions of CMQR and Jefferson Terminal. The carrying amount of goodwill is approximately $116,584 as of September 30, 2017 ~~December 31, 2016~~ and December 31, 2016~~2015~~.

The Company reviews the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, the Company reviews the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 15, 2017

For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss. A qualitative analysis was not elected for the years ended December 31, 2016 or December 31, 2015.

The first step of an impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including the Company’s assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any.

For the purpose of performing the annual analysis, the Company’s two reporting units subject to the test are the Jefferson Terminal and Railroad reporting units. The Company estimates the fair value of the reporting units using an income approach, specifically a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The estimates and assumptions used consider historical performance if indicative of future performance, and are consistent with the assumptions used in determining future profit plans for the reporting units. The Company also utilizes valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 15, 2017

Although the Company believes the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management’s judgment. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the ~~forecasts of~~ forecasted cash flows ~~generated by~~ of the Jefferson Terminal and Railroad reporting units or other key inputs are negatively revised in the future, the estimated fair value of the Jefferson Terminal and Railroad reporting units could ~~would~~ be adversely impacted, potentially leading to an impairment in the future that could materially affect the Company’s operating results. Specifically, as it relates to the Jefferson Terminal segment, forecasted revenue is dependent on ramp-up of volumes under current contracts and the acquisition of additional storage contracts for both the heavy and light crude and refined products during 2018.  The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast.  Other assumptions that are significant in determination of the fair value of the reporting unit include the discount rate utilized in our discounted cash flow analysis of 15% and our terminal value growth rate of 3%.

~~We expect the Jefferson Terminal segment to generate positive Adjusted EBITDA during 2018.  The Company’s estimated fair value exceeded carrying value by approximately 10%.~~

For the year~~s~~ ended December 31, 2016~~, December 31, 2015 and December 31, 2014~~, the Company’s estimated fair value exceeded carrying value by approximately 10%, and there was no impairment of goodwill.  We expect the Jefferson Terminal segment to generate positive Adjusted EBITDA during the first half of 2018.  Furthermore, changes in any of the significant assumptions used, including the Company’s timeline or ability to achieve its operating plan or adverse effects of market-driven factors, could materially affect the expected cash flows and may result in a material impairment charge.

* * *

Please contact the undersigned at (212) 515-7864 should you require further information or have any questions.

Very truly yours,

/s/ Scott Christopher
Scott Christopher
Chief Financial Officer and
Chief Accounting Officer

cc:	Tracie Mariner, Staff Accountant, U.S. Securities and Exchange Commission
Alfred Pavot, Staff Accountant, U.S. Securities and Exchange Commission